Skadden, Arps, Slate, Meagher & Flom (UK) llp
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April 29, 2019

Confidential
Draft Registration Statement
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 205498

Dear Sir/Madam,

Re:          Borr Drilling Limited

Confidential Submission of the Draft Registration Statement on Form F-1

On behalf of our client, Borr Drilling Limited, a foreign private issuer organized under the laws of Bermuda (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s common shares, par value US$0.01 per share, via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP, A LIMITED LIABILITY PARTNERSHIP REGISTERED UNDER THE LAWS OF THE
STATE OF DELAWARE, IS AUTHORISED AND REGULATED BY THE SOLICITORS REGULATION AUTHORITY UNDER REFERENCE NUMBER 80014.

A LIST OF THE FIRM'S PARTNERS IS OPEN TO INSPECTION AT THE ABOVE ADDRESS.

Financial Information

The Company has included in this submission its audited consolidated financial statements as of and for the years ended December 31, 2017 and 2018. As an emerging growth company, the Company has omitted its financial statements for the year ended December 31, 2016, its selected financial information for the years before 2016 and its interim financial information that it reasonably believes it will not be required to present separately at the time of the contemplated offering.

*        *        *

 If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +44 20 7519 7183 or via e-mail at james.mcdonald@skadden.com.

Very truly yours,
/s/ James A. McDonald
James A. McDonald

cc:          Svend Anton Maier, Chief Executive Officer, Borr Drilling Limited
Rune Magnus Lundetrae, Chief Financial Officer, Borr Drilling Limited
Robert Hingley-Wilson, Chief Accounting Officer, Borr Drilling Limited
Michael Zeidel, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Gunnar Slettebø, Partner, PricewaterhouseCoopers AS
Catherine Gallagher, Partner, Baker Botts LLP